Filed with the Securities
                                                  and Exchange Commission
	                                                         on May 26, 1999

                SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549



In the Matter of
                                          INTERIM CERTIFICATE
Conectiv and Subsidiaries
                                                   OF
File No. 70-9095
                                              NOTIFICATION
(Public Utility Holding
Company Act of 1935)
                                          PURSUANT TO RULE 24





	This Certificate of Notification is filed by Conectiv, a
Delaware corporation, pursuant to Rule 24 (17 C.F.R.   250.24).
Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period January 1, 1999 through March 31, 1999. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):
       None

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock        #0f Shares Issued During Period        Cumulative #
0f Shares Issued
Dividend Reinvestment               0                          0
Employee Benefit Plans              0                          0

During the period there were 487,800 stock options and 73,500 shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan or the Delmarva Long-Term Incentive Plan. To date awards under the employee benefit plans include 1,526,800 stock options and 126,200 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.Conectiv Common Stock issued for acquisitions:

#0f Shares Issued During Period   Value per Share Restricted(Y/N)
             0                        N/A          N/A

4. Conectiv Long-Term Debt issued during period:

	None

Aggregate long-term debt financing by Conectiv cannot exceed $250 million.

5. Short-Term Debt issued by Conectiv and Delmarva during period:

Balance       Balance at Period-End     Weighted Average Cost     Highest Daily

Conectiv      $375,400,000                 5.26%              $375,400,000
Delmarva               0                   4.83%              $ 77,500,000


Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $800 million per SEC order dated November 13, 1998;
Delmarva's daily balance cannot exceed $275 million.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:
No activity.

7.  Utility Subsidiary financings during period:
Delmarva:  See Item 5 above.


Note: Short-term and long-term financings by Atlantic Electric are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8. Non-utility financing during period not exempt pursuant to Rule 52:
None.

9. Guarantees issued by Conectiv and Non-utility Subsidiaries during period:

Issuer of Guarantee   Issued on Behalf of          Amount       Type of Guarantee
Conectiv        Burney Forest Products, A.J.V      $14,700,000  Guarantee of Payments

As of the end of the period total guarantees by Conectiv are $64,333,432 and total guarantees by Non-Utility Subsidiaries are $7,990,000.

Note:  Guarantees by Conectiv cannot exceed $350 million;
guarantees by Non-utility Subsidiaries cannot exceed $100 million.

10.  Borrowings from System Money Pool during period:
Borrowings by individual Non-Utility Subsidiaries did not exceed
$25 million at any point during the period and are reported on Form U-6B-2 filed contemporaneously herewith.

11.  Forms U-6B-2 filed with Commission during period:

Filing Entity                       Date of Filing
Conectiv Resources Partners, Inc.    May 26, 1999
ATE Investment                       May 26, 1999
Conectiv Services, Inc.              May 26, 1999
Conectiv Communications              May 26, 1999
Atlantic Southern Properties         May 26, 1999

12. Financial Statements
    Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended March 31, 1999)
    Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended March 31, 1999)


13. Registration Statements filed pursuant to the Securities Act of 1933:
         -  Conectiv S-3 filed 2/12/99

                    SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

	The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                    Conectiv
                    Delmarva Power & Light Company
                    Conectiv Resource Partners, Inc.
                    Conectiv Energy Supply, Inc.
                    Delmarva Capital Investments, Inc.
                    Conectiv Services, Inc.
                    DCI I, Inc.
                    DCI II, Inc.
                    DCTC-Burney, Inc.
                    Conectiv Operating Services Company
                    Conectiv Solutions, LLC
                    Conectiv Plumbing, LLC
                    Atlantic City Electric Company
                    Atlantic Generation, Inc.
                    Atlantic Southern Properties, Inc.
                    ATE Investment, Inc.
                    Conectiv Thermal Systems, Inc.
                    Binghamton General, Inc.
                    Binghamton Limited, Inc.
                    Pedrick General, Inc.
                    Vineland Limited, Inc.
                    Vineland General, Inc.
                    ATS Operating Services, Inc.
                    The Earth Exchange, Inc.

May 26, 1999              /s/ L. M. Walters
                              L.M. Walters
                              Treasurer